Exhibit 99.1

Inspira™ Technologies Signs Letter of Intent with Northwestern Memorial Hospital in Chicago for Clinical Use of INSPIRA™ ART100 Device

RA’ANANA, Israel, January 2, 2024 – Inspira Technologies OXY B.H.N Ltd. (Nasdaq: IINN) (Nasdaq: IINNW) (the “Company” or “Inspira Technologies”), a pioneer in life support technology with a vision to supersede traditional mechanical ventilators, has announced the signing of a non-binding Letter of Intent (LOI) with Northwestern Memorial Hospital in Chicago, Illinois (“Northwestern”). Northwestern, ranked as the eighth best hospital in the United States (U.S.) by Newsweek in 2023, is part of Northwestern Medicine, which operates several hospitals in the U.S.

The LOI expresses the mutual interest by both parties to further explore potential collaboration regarding the evaluation of how the INSPIRA ART100 device (“Device” or “Devices”) aligns with Northwestern’s needs in clinical scenarios, workflow efficiency, and healthcare delivery. Northwestern will also agree to purchase all necessary disposables to operate the Devices and will, in turn, provide Inspira Technologies with valuable data and Device diagnostics from its usage. The terms of the agreement contemplated by the LOI are subject to U.S. Food & Drug Administration (“FDA”) clearance of the Device in the first half of 2024 as well as the parties entering a definitive evaluation agreement.

Joe Hayon, President of Inspira Technologies, commented: “We believe that an opportunity to evaluate the INSPIRA ART100 with a leading hospital, such as Northwestern, may evolve into a significant route to entering the healthcare market in the U.S.”

About Northwestern Memorial Hospital

Northwestern Memorial Hospital (“Northwestern”), based in Chicago, is a leading academic medical center. Northwestern has earned significant recognition on the U.S. News & World Report’s “America’s Best Hospitals” list for 2023. Recognized as the seventh most prestigious institution in cardiology, heart & vascular Surgery and the eighteenth most prestigious institution in pulmonology & lung surgery, Northwestern is also a large lung transplant center. Northwestern achieved recognition as a Gold Level Extracorporeal Life Support Organization Center of Excellence.

Inspira Technologies OXY B.H.N Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements under US Federal securities laws. These forward-looking statements and their implications are based only on the current expectations of the management of the Company. They are subject to several factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. For example, the Company uses forward-looking statements when it discusses the Company’s vision to supersede traditional mechanical ventilators, the anticipated FDA clearance of its INSPIRA ART100, the prospective mutually beneficial outcomes of the LOI, including Northwestern’s commitment to purchase all necessary disposables to operate the Devices, the belief that this LOI may evolve into a significant route to entering the healthcare market in the U.S., and that it intends to enter into a definitive agreement with Northwestern. Inspira and Northwestern may not ultimately reach an agreement on definitive terms as a result of signing the non-binding LOI described herein and the cooperation contemplated herein may not occur. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

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